UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November,  2002

OFFSHORE SYSTEMS INTERNATIONAL LTD.

(Translation of registrant’s name into English)

107-930 West 1st Street.

North Vancouver, BC V7P 3N4, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F  ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___  No   X

MATERIAL CHANGE REPORT

Filed pursuant to:

s. 85 of the Securities Act (British Columbia)

s. 118 of the Securities Act (Alberta)

S. 75 of the Securities Act (Ontario)

Item 1:

Reporting Issuer

OFFSHORE SYSTEMS INTERNATIONAL LTD.

#107 - 930 West 1st Street North Vancouver, B.C. V7P 3N4 Telephone:  (604) 904-4600

Item 2:

Date of Material Change

October 30, 2002

Item 3:

Press Release

A press release was issued on October 30, 2002 via CCNMatthews.  A true copy of the press release is attached.

Item 4:

Summary of Material Change

The Issuer, announced that starting October 30, 2002 the Company’s common shares will be quoted for trading in the United States on the Over The Counter Electronic Bulletin Board, under the ticker symbol:  OFSYF.

Item 5:

Full Description of Material Change

See attached Schedule "A" Press Release dated October 30, 2002.

Item 6:

Reliance on Section 85(2) of the Securities Act (British Columbia), Section 118(2) of the Securities Act (Alberta) and Section 75(3) of the Securities Act (Ontario)

Not Applicable

Item 7:

Omitted Information

Not Applicable

Item 8:

Senior Officer

Mr. John A. Jacobson Chief Executive Officer 107 - 930 West 1st Street North Vancouver, B.C. V7P 3N4 Telephone:  (604) 904-4612

Item 9:

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED this 30th day of  October, 2002.

  “John A. Jacobson”

(Signature)

  John A. Jacobson                              (Name)

  Chief Executive Officer                             (Position)

  North Vancouver, B.C.

(Place of Declaration)

Exhibit “A”

Offshore Systems International Ltd.

107 – 930 West 1st Street North Vancouver, BC, V7P 3N4

Telephone:  (604) 986 4440     Fax:  (604) 987 2555

News Release

For Immediate Release                                                 TSX: OSI ;    OTCBB: OFSYF

OFFSHORE SYSTEMS COMMON SHARES NOW

QUOTED FOR TRADING IN UNITED STATES

VANCOUVER, CANADA – October 30, 2002  -- Offshore Systems International Ltd. (TSX:OSI), a marine electronic navigation company with a strong defense niche, announced that starting today the Company’s common shares will be quoted for trading in the United States on the Over The Counter Electronic Bulletin Board, under the ticker symbol:  OFSYF.

"Offshore conducts important and recurring business in the United States and has a loyal following of investors in America," said John Jacobson, President and CEO of Offshore.  “Now that our shares are quoted for trading in the United States as well on as the Toronto Stock Exchange, Offshore’s stock becomes more accessible to a much broader base of U.S.-based investors.”

In addition to complying with Canadian securities regulations and disclosure requirements, Offshore Systems is now also governed by U.S. laws and by the U.S. Securities and Exchange Commission regulations applicable to Canadian issuers.  Offshore Systems will be filing material financial and business information with the S.E.C.

Offshore Systems International Ltd.

Founded in 1977, Offshore Systems designs, develops and markets the proprietary ECPINS® (Electronic Chart Precise Integrated Navigation System) line of electronic chart navigation systems for ships. ECPINS is designed, developed and marketed by Offshore Systems Ltd., a wholly-owned subsidiary. ECPINS helps to reduce the risk of navigation-related incidents by giving bridge crews a precise, real-time display of their position, course and speed, against a background of fixed obstacles and other navigational hazards.  Offshore Systems has developed a strong market position in military navigation, and has ECPINS systems deployed with the United States Coast Guard, the Canadian Navy, the Royal Danish Navy and the United States Navy.  OSI Geomatics Ltd., a wholly-owned subsidiary, produces and markets both land and nautical mapping products for the military, governmental and commercial marketplace in North America.

Forward-Looking Statements

This news release contains discussion of items that may constitute forward-looking statements within the meaning of securities laws including Section 27a of the Securities Act of 1933, as amended, and Section 21e  of the Securities Exchange  Act of 1934, as amended, with respect to achieving corporate objectives, developing additional project interests, Offshore’s analysis of opportunities in the acquisition and development of various project interests and other matters.  These statements are made under the ‘safe harbour’ provisions of the Private Securities Litigation Reform Act of 1995 and, as such, involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein. Although Offshore Systems International believes the expectations reflected in such forward-look statements are based on reasonable assumptions, it can give no assurances that its expectations will be achieved. Factors that could cause actual results to differ from expectations include the effects of general economic conditions, changing foreign exchange rates, actions by government authorities, uncertainties associated with contract negotiations, industry supply levels and competitive pricing pressures.  Readers are cautioned not to place undue reliance on the forward-looking statements made in this press release.

For more information, please contact:

Canada:

United States:

Jay Hussey

Jay Green

The Equicom Group Inc.

BlueFire Partners 416-815-0700 ext. 225

212-572-6258

E-mail: jhussey@equicomgroup.com

jgreen@bluefirepartners.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: “ John A. Jacobson”

Title: President & CEO

Date: November  19 , 2002